

May 3, 2012

Via E-mail
Mr. Rainer M. Erdtmann
Vice President, Finance & Administration
Pharmacyclics, Inc.
995 E. Arques Avenue,
Sunnyvale, CA 94085-4521

**Re: Pharmacyclics, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2011
            Filed September 13, 2011
            Form 10-Q for the Quarterly Period Ended December 31, 2011
            Filed February 9, 2012
            File No. 000-26658**

Dear Mr. Erdtmann:

        We have reviewed your April 5, 2012 response to our March 6, 2012 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Note 6 – Agreements, page 12

1. In your response to prior comment two you state that JBI has the right to sublicense all rights granted to JBI under the agreement to third parties yet Section 3.4.1 of your collaboration and license agreement included as Exhibit 10.1 to your Form 10-Q for the quarterly period ended December 31, 2011 appears to include sublicense restrictions on non Wholly-Owned Affiliates and Third Parties. Please provide us proposed revised disclosure to be included in future periodic reports to clarify this fact, or tell us how the terms of the agreement do not restrict the ability of JBI to sublicense its license rights under the agreement to third parties. Further, if these restrictions exist, tell us why this does not affect your conclusion that the license has stand alone value.

2. Please provide us proposed disclosure to include in future periodic reports to describe the rights of the license granted to JBI, including the develop, manufacture and commercialization rights you describe in your response which allows JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval without you having to perform any of the remaining deliverables.

3. Refer to your response to comment two under the caption "Treatment of development services in the determination of arrangement consideration" and your disclosure on page 13 of the Form 10-Q regarding the cost sharing agreement with JBI. Please tell us the following:
    a. Why you did not include development costs that you are obligated to perform under the agreement in total arrangement consideration under ASC 605-25-30-1 to be allocated to the deliverables based on the relative selling price.
    b. A description of and dollar amount of development costs you are obligated to perform under the agreement. These services appear to be provided in the Global Development Plan which appears to be formalized in exhibit C to the agreement.
    c. The amount of development costs incurred by you through December 31, 2011 and the amount for which you are entitled to payment from JBI as of that date.
    d. Please tell us why you believe ASC 605-50 is relevant guidance for the accounting for the development costs and cost reimbursements.

4. In your response to prior comment two you state that you believe the milestones are "generally" substantive in nature and if any are deemed to be non-substantive, they will be considered as additional arrangement consideration. Please tell us why you did not appear to have made a determination about potential non-substantive milestones at the inception of the arrangement.

5. Refer to response to the second bullet of prior comment four. Please provide us your analysis that supports your apparent conclusion that ASC 605-25-50-2h relates to changes that have occurred in selling price or the method or assumptions used as opposed to changes that may occur.

        You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant